Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Matador Resources Company:
We consent to the incorporation by reference in the registration statements (File No. 333-219932) on Form S-3, and (File No. 333-180641 and 333-204868) on Form S-8 of Matador Resources Company of our reports dated March 1, 2019, with respect to the consolidated balance sheets of Matador Resources Company and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”) and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K of Matador Resources Company.
/s/ KPMG LLP
Dallas, Texas
March 1, 2019